SEC FILE NUMBER 000-23881

CUSIP NUMBER 223 767 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form N-SAR

☐ Form N-SAR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

 ☐ Transition Report on Form N-SAR

                      For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

Cowlitz Bancorporation

Full Name of Registrant

Former Name if Applicable

927 Commerce Ave. (Former address)  P.O. Box 83866  (Mailing address)

Address of Principal Executive Office (Street and Number)

Longview, WA  98632 (Former address)  Kelso, WA 98626 (Mailing address)

City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed:  (Check box if appropriate)

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

The Company will not be able to file its quarterly report on Form 10-Q for the quarter ended June 30, 2010, by the filing deadline or within five days thereafter. Cowlitz Bank, the Company’s wholly owned subsidiary, was closed by the Washington Department of Financial Institutions on July 30, 2010. The Company had its former offices at the Bank’s premises and all of its records were maintained on systems at the Bank’s premises. Although the Company retains a copy of certain basic financial records, it no longer has access to the Bank’s premises or systems. Since the closure, the Company has not engaged in any business operations other than to identify liabilities. In substance, the Company is winding down its business. The Company no longer has the resources, staffing or access to its complete financial records needed to comply with Exchange Act reporting requirements.

PART IV–OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

           Andrew H. Ognall                                      503                                             ____221-2207

                  (Name)                                       (Area Code)                                       (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                                                              ☒ Yes  ☐ No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                              ☒ Yes  ☐ No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The stock of Cowlitz Bank was the principal asset of the Company. As of July 30, 2010, the Company’s primary assets, excluding its investments in the Bank and Cowlitz Statutory Trust I, which investments are expected to be written off completely, consisted primarily of cash and cash equivalents of approximately $240,000 and prepaid expenses of $100,000. Liabilities were comprised primarily of junior subordinated debt of approximately $12.4 million, and accrued and unpaid interest of approximately $277,000. Based on the Company’s current financial condition, the Company’s Board of Directors will evaluate options for winding down the affairs of the Company. See the discussion of the Company’s limited resources and staffing and lack of access to its financial records in Part III above. The Company believes that common shareholders no longer    have any equity in the Company and that the benefits to shareholders of full compliance with reporting requirements are outweighed by the costs to the issuer and creditors of obtaining and reporting the information, even if obtaining and reporting the information were practicable. In place of full reporting, the Company intends to disclose to public investors any material developments relating to its winding down on Current Reports on Form 8-K.

COWLITZ BANCORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 16, 2010                                                            By   /s/Gerald L. Brickey

                                                                                                        Gerald L. Brickey, Chief Financial Officer